

VIA FACSIMILE AND U.S. MAIL

March 26, 2009

Ms. Janna S. Minton
Vice President, Chief Accounting Officer and Controller
Sally Holdings, LLC
3001 Colorado Boulevard
Denton, Texas 76210

> **Re: Sally Holdings, LLC**
> **Sally Capital, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2008**
> **Filed November 26, 2008**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2008**
> **Filed February 5, 2009**
> **File Nos. 333-144427 and 333-144427-10**

Dear Ms. Minton:

    We have reviewed your response dated February 26, 2009 to our comment letter dated February 12, 2009 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for Fiscal Year Ended September 30, 2008

Signatures, page 66

1. We reviewed your response to comment two in our letter dated February 12, 2009. Please confirm to us that your principal executive officer, principal financial officer and principal accounting officer signed the report as individuals in the capacities indicated in the first signature block.

Consolidated Statements of Cash Flows, page F-6

2. We reviewed your response to comment three in our letter dated February 12, 2009. Please tell us where the reconciling items "FIN 48 Reclassification" and

Ms. Janna S. Minton
Sally Holdings, LLC
March 26, 2009
Page 2 of 2

"Deferred Income Tax Adjustments Pushed-Down by Alberto-Culver and Miscellaneous Items Such as Tax True-Up Adjustments" are presented on your statements of cash flows and explain to us why you did not include these items in the line item "Deferred income taxes."

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sarah Rottman, Assistant Chief Accountant, at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief